UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  February 2007                               File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Request for Voting Instructions

2.

Letter to Shareholders

3.

Notice of Special General Meeting

4.

Information Circular as of February 6, 2007

5.

Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: February 28, 2007	Signed: /s/ Joanne Freeze Joanne Freeze, Director

PACIFIC CORPORATION TRUST COMANY

510 BURRARD ST, 2ND FLOOR

VANCOUVER, BC V6C 3B9

Phone: 604-689-9853

Fax: 604-689-8144

February 12, 2007

B.C. Securities Commission

Executive Director

701 W Georgia St. 9th Floor

Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:    CANDENTE RESOURCE CORP. (the “Company”)

           MAILING ON FEBRUARY 12, 2007

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s).  However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•

Information Circular

•

Notice of Meeting

•

Proxy*

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“Heather Plume”

Heather Plume

cc: Toronto Stock Exchange	cc: CANDENTE RESOURCE CORP.
cc: Alberta Securities Commission	cc: BOUGHTON LAW CORPORATION
cc: US Securities and Exchange Commission	cc: DE VISSER GRAY

CANDENTE

RESOURCE CORP.

CIA. MINERA ORO CANDENTE S.A.
EXPLORACIONES MILENIO S.A.
MINERA CCM S.A. DE C.V.

NOTICE OF

SPECIAL GENERAL

MEETING

MARCH 9, 2007

200-905 West Pender Street
Vancouver, B.C., Canada, V6C 1L6

Tel: 604.689.1957 Fax :604.685.1946
Toll free: 1.877.689.1964

SHAREHOLDER UPDATE

DNT:TSX

CANARIACO NORTE COPPER PROJECT

Canariaco Norte in Northern Peru, is located 110 km northeast of Chiclayo in Lambayeque, Northern Peru. It is the largest mining project in the Department of Lambayeque and has full support of the local government and communities.

As of June 2006, Canariaco had an inferred resource of 489 M tonnes grading 0.45% copper (Cu) containing 4.8 B lb total copper with 36 drill holes. By the end of 2006, a total of 82 holes had been drilled and a substantial increase to the size of the deposit is being demonstrated. A new block model and updated resource based on the 82 holes is being carried out by MineFill Services. This work is in progress and is expected to be completed in early March 2007.

Resource definition drilling, Environmental Impact Assessment (EIA) and other engineering studies related to the development of Canariaco Norte are currently in progress under the direction of Vice President, Operations, Thomas R. Rinaldi. A feasibility study will be awarded soon and is expected to take approximately one year. The Company has a strong focus to see Canariaco in production as early as 2009.

The resource is still open for expansion both laterally and vertically, beyond the 82 drill holes. Eleven holes to date have been drilled to depths between 482m to 594m, and ended in significant copper mineralization. Considering that the 489 M tonnes was based on an average vertical extent of 320 metres this nearly doubles the vertical extent to the deposit. The deposit has also recently been extended by two hundred metres to the northeast and several holes have intersected higher grades than previously.

A preliminary pit design by MineFill Services, Inc. (MineFill), of Vancouver, B.C., has delineated a potential Starter Pit to target the most economic first 100 million tonnes at Canariaco. Starter Pit parameters include: strip ratio, leachable copper and total copper grades.

MineFill has also determined the optimum drill spacing required for the Indicated and Measured resource classifications based on a geostatistical analysis of the composited assay data at Canariaco Norte. Infill drilling in the Starter Pit area is well advanced to upgrade the contained resource to the Indicated and Measured categories. An additional 1,750 metres are estimated to bring the Starter Pit to the Indicated category. Of the 82 holes (26,019 m) drilled in the entire Canariaco Norte deposit to December 31, 2006, roughly 20% are estimated to outline Measured resources, 50% outline Indicated resources and 30% outline Inferred resources.

Capital requirements for a leaching operation at Canariaco are estimated to be between US$142 and US$200 million and payback is estimated at 3 years or less with copper prices of $1.50 or greater. An initial production of 30,000 tonnes per day increasing to more than 60,000 tpd is estimated to produce an annual cash flow of approximately US$76 million over a minimum of 13 years at $1.50/lb Cu (a total of US$1B).

Canariaco is expected to be a low cost producer ($0.59 to $0.93/lb Cu) due to the following: leachable copper, low strip ratio, low elevations, good access and infrastructure, abundant water supply, and accessible leach pad sites.

AMEC, a leading international project management and engineering services company, commenced the EIA study for the project in December of 2006. Candente and AMEC are committed together to ensure that the project is developed in a manner that is socially responsible and reflects sound environmental management practices in keeping with the “Equator Principles”. The Equator Principles have been developed and adopted by 40 banks (EPFIs), which arrange over 75 percent of the world's project loans worldwide. The full text of the Equator Principles and FAQ about the Equator Principles can be found at www.equator-principles.com.

A Development Committee has been appointed to oversee and manage the development of the Canariaco Norte Copper Project. The Company has received several expressions of interest from various entities with respect to partnering and/or financing the Canariaco Norte project to production. The Development Committee has been given the mandate to investigate and recommend the best way to proceed, while maximizing shareholder value from this project. The Committee’s first objective will be to evaluate all project finance opportunities and recommend to the Board of Directors a clear plan for advancing the project through feasibility and into production. To assist the Committee in carrying out its duties, an Independent Financial Advisor will be retained to advise the Committee on various issues. The Development Committee comprises: James A. Currie, P.Eng., Andrew Smith, P. Geo., and Larry Kornze, P. Eng. all of whom are Directors of Candente.

ELORO GOLD-SILVER PROJECT, MEXICO

To date 33 drill targets have been identified on the El Oro gold-silver property in Central Mexico. A total of approximately 4,000 metres (m) in 10 to 14 holes are planned to be drilled in a Phase I program which is expected to commence in March 2007. Phase I drilling will also test both down-dip and lateral extensions of four of the most prolific veins in the El Oro Camp: San Rafael, Verde, Borda and Corona. Mining of these veins is reported to have stopped for financial reasons (see below*) and not due to lack of ore. The San Rafael vein produced in excess of 5 million gold equivalent ounces (oz) over 45 years and had an average production grade of 10 grams gold per tonne (g/t Au) and 120 grams silver per tonne (g/t Ag) over an average width of 10m.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent oz. El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

LIMA STOCK EXCHANGE

Candente applied for listing on the venture level of the Bolsa de Valores de Lima (Lima Stock Exchange) (“BVL”) on January 15th, 2007 and is being sponsored by the Credibolsa, Peru's largest brokerage firm and the trading arm of Banco de Credito, Peru’s largest bank. Credibolsa’s primary interest in Candente is for the Canariaco Norte copper project, due to its’ potential for high profitability and relatively low capital requirements and Andres Milla of Creditbolsa reports that there are US$20 billion in funds on Peru's capital markets looking for somewhere to invest.

Listing on the Lima Stock Exchange (“BVL”) is a way to mitigate political risk by having local equity in our ownership structure and gives access to local investors who can greatly assist with navigation through the world of local politics to get a project developed. In addition Peruvian investors understand the mining industry, are familiar with mining risk and have a large appetite for mining stocks. A Lima listing also means the company is viewed as having dual nationality rather than being a 100-per-cent foreign company.

The Lima Stock Exchange (“BVL”) was one of the most profitable exchanges in the world in 2006, with average profits of 166%.

JOINT VENTURES

Candente has other ongoing exploration projects currently being funded by other companies under Option Agreements detailed as follows:

·

Orex to earn 51% interest on Pamel and Las Sorpresas properties by spending US$2.5 M on each over 3.5 years. Pamel Property: Drilling in Progress on a high sulphidation gold target with many similarities to major gold deposits such as Yanacocha, Pierina and Alto Chicama. Las Sorpresas Property: Adjacent to Yanacocha gold mine

·

Santa Luisa (Mitsui Mining Subsidiary) to earn 80% interest on El As de Zinc by making payments of US$200,000 and drilling 10,000m over 3 years. Mineralization resembles 2 kinds of world class lead-zinc deposits often referred to as Mississippi Valley Type and Irish Type. Santa Luisa operates the Huanzala Mine nearby and zinc and lead ores from El As de Zinc could be trucked and processed there. The option agreement only pertains to a small portion of the property such that a major discovery could result in a new negotiation to encompass the larger land package held by Candente.

For further details please contact us at: (604) 689-1957 or toll free 1-877-689-1964 or info@candente.com or visit our website: www.candente.com.

We thank you very much for your support.

“Joanne C. Freeze”, P.Geo.

President and CEO

Dated: February 8, 2007

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Special General Meeting (the “Meeting”) of the shareholders of Candente Resource Corp. (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Friday the 9th day of March, 2007 at 10:00 a.m. for the following purposes:

1.

To consider and, if thought fit, to pass the following ordinary resolution regarding the Company’s Rights Plan:

“IT IS RESOLVED THAT:

1.

The Rights Plan adopted by the Company’s Board of Directors on September 7, 2006, on the terms set out in the Shareholder Rights Plan Agreement dated as of September 7, 2006 between the Company and Pacific Corporate Trust Company, as Rights Agent, and all Rights issued under the Rights Plan are approved, ratified, and confirmed, subject to regulatory approval; and

2.

Any director or officer of the Company is authorized and directed, on behalf of the Company, to do all acts and to sign, whether under the corporate seal of the Company or otherwise, and deliver all documents that the Company considers necessary or desirable to give effect to this resolution.”

2.

To consider and, if thought fit, to pass the following special resolution regarding the Company’s continuance to the British Columbia Business Corporations Act:

“RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

The Company be continued out of the federal jurisdiction of Canada and into British Columbia under the British Columbia Business Corporations Act (the “BCBCA”) and the directors of the Company are authorized, directed and empowered to apply to the Director for authorization to permit the continuance in accordance with the Canada Business Corporations Act (the “CBCA”);

(b)      the directors of the Company are authorized, directed and empowered to apply under the CBCA to the British Columbia Registrar of Companies under the BCBCA for a Certificate of Continuation continuing the Company as if it had been incorporated under the BCBCA (the “Continuance”);

(c)

effective on the date of the Continuance, the Company adopt

i.      the Notice of Articles, substantially in the form attached as Schedule “A” to the Information Circular in respect of this meeting, as approved by the directors of the Company and which, among other things, provide for the authorized capital to be an unlimited number of common shares, and

ii.         the Articles, substantially in the form attached as Schedule “B” to the Information Circular in respect of this meeting, as approved by the directors of the Company, in substitution for the existing Articles and By-laws of the Company, and the Notice of Articles and Articles are approved;

(d)

despite that this special resolution has been passed by the shareholders of the Company, the directors of the Company are authorized, at their discretion, to determine, at any time, to proceed or not to proceed with the Continuance and to abandon this resolution at any time before the Continuance is implemented, without further approval of the shareholders of the Company, and in that case, this resolution approving the Continuance will be deemed to have been rescinded;

(e)

any one director or any one officer of the Company is authorized and empowered, acting for, in the name of and on behalf of the Company, to sign or to cause to be signed, and to deliver or to cause to be delivered, all other documents, and to do or to cause to be done all other acts and things that in the opinion of the one director or one officer of the Company may be necessary or desirable to carry out the intent of this resolution.”

3.

To transact such other business as may be brought before the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his or her place. If you are unable to attend the Meeting in person, please read the Notes accompanying the form of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed form of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed in the Proxy and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 6th day of February 2007.

BY ORDER OF THE BOARD

“Joanne C. Freeze”

President & CEO

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street
Vancouver, British Columbia V6C 1L6

INFORMATION CIRCULAR
as of February 6, 2007 (unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished to you in connection with the solicitation of proxies by management of CANDENTE RESOURCE CORP. (“we”, “us” or the “Company”) for use at the Special General Meeting (the “Meeting”) of shareholders of the Company to be held on Friday, March 9, 2007, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy . We will pay the expenses of this solicitation.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company’s directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of that matter.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their best judgement.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.

RETURN OF PROXY

You must deliver the completed form of proxy to the Company, at Candente Resource Corp., Suite 200-905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on our records or the persons they appoint as proxyholders are permitted to vote at the Meeting. Most of our shareholders are “non-registered” shareholders because their shares are registered in the name of nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

These Meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your shareholdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)

signing a proxy bearing a later date; or

(b)

signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the office of the Company’s registrar and transfer agent or to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form (voting instructions) or to revoke a waiver of your right to receive Meeting materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue unlimited common shares without par value, of which 53,256,444 common shares are issued and outstanding (64,758,052 common shares on a fully diluted basis) as of January 8, 2007. There is one class of shares only.

Persons who are registered shareholders at the close of business on January 8, 2007 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll (ballot), every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of our directors and senior officers, there are no persons who beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights attached to all outstanding common shares as of January 8, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of the Stock Option Plan as of the financial year ended December 31, 2006, which is the only equity compensation plan established by the Company.

Equity Compensation Plan Information as at December 31, 2006

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,046,000 Options	$0.47/Option	942,467 Options
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	7,046,000 Options	$0.47/Options	942,467 Options

(1)   Represents the number of our common shares reserved for issuance upon exercise of outstanding options granted under the Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries, other than as disclosed under the headings “Executive Compensation” and “Particulars of Matters to be Acted On”.

An “informed person” means:

(a)

a director or executive officer of the Company;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

the Company if it has purchased, redeemed or otherwise acquired any of its securities, so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of our directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of our last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED ON

A.

SHAREHOLDER RIGHTS PLAN

Introduction

On September 7, 2006, the Board of Directors adopted a shareholder rights plan (the “Rights Plan”), which is designed to encourage the fair treatment of the Company’s shareholders in connection with any take-over bid for the Company. The Rights Plan is not intended to deter or prevent take-over bids and is similar to plans adopted recently by several other Canadian public companies and approved by their shareholders.

The Rights Plan is currently effective, but is subject to Exchange approval and confirmation by the Company’s shareholders. At the Meeting, shareholders will be asked to consider and pass an ordinary resolution approving and confirming the Rights Plan and all Rights issued under the Rights Plan, subject to Exchange approval.

The Rights Plan must be confirmed by the Company’s Independent Shareholders (as defined in the Rights Plan) at the Meeting and every three years after the Meeting. If the shareholders do not confirm the Rights Plan, it will terminate. The Rights Plan will also expire if the Rights are redeemed by the Company. A copy of the Shareholder Rights Plan Agreement is available for review during normal business hours at the registered office of the Company, 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. Once the Rights Plan has been approved, it will be filed on Sedar, www.sedar.com and posted on the Company’s website, www.candente.com.

Capitalized terms used in this Information Circular in relation to the Rights Plan that are not otherwise defined have the same meaning given to them in the Shareholder Rights Plan Agreement.

Background and Purpose of the Rights Plan

The Rights Plan will: (a) provide the Company’s directors and shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure; (b) allow the directors to explore and develop, if appropriate, other alternatives to maximize shareholder value; and (c) allow additional time for competing bids to emerge.

Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquis ition of effective control, the opportunity for this one-time gain normally does not re-occur. As with most public companies, a person could probably secure control of the Company through the ownership of much less than 50% of the Company’s shares. Without a shareholder rights plan, a bidder could acquire effective control of the Company over a relatively short period of time, through open market and private purchases and using various techniques permitted under Canadian securities legislation, all without making a bid available to all shareholders. This acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control might also be able to consolidate and increase its control, over a period of time, without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. Canadian securities legislation requires a take-over bid to remain open for only 35 days. The Board of Directors does not believe that 35 days would give it enough time to determine whether there are alternatives available to maximize shareholder value or whether there are other potential bidders prepared to pay more than the offeror for the Company’s shares. The Rights Plan is intended to provide the Board with sufficient time to pursue alternatives and to provide shareholders with sufficient time to properly assess any take-over bid. The Securities Commissions have concluded in decisions relating to rights plans that a target company’s directors will not be permitted to maintain a rights plan solely to prevent a successful take-over bid. The directors must actively seek alternatives to a take-over bid and there must be a real possibility that they will be able to increase shareholder choice and maximize shareholder value.

The Company is not proposing the Rights Plan in response to or in anticipation of any acquisition or take-over bid. The Rights Plan is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the Company’s common shares. The Rights Plan does not inhibit or prevent any shareholder from using the proxy mechanism set out in the Canada Business Corporations Act or the British Columbia Business Corporations Act (if the Company continues its corporate jurisdiction to British Columbia) to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the Company’s financial condition. The initial issuance of the Rights will not dilute the Company’s shares and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Company’s directors to act honestly, in good faith, and in the Company’s best interests. The Rights Plan is designed to provide the directors with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders.

Directors’ Recommendations

The Board of Directors believes that the Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the Rights Plan.

Text of Resolution

The text of the ordinary resolution to approve the Rights Plan is as follows: “IT IS RESOLVED THAT:

1.

The Rights Plan adopted by the Company’s Board of Directors on September 7, 2006, on the terms set out in the Shareholder Rights Plan Agreement dated as of September 7, 2006 between the Company and Pacific Corporate Trust Company, as Rights Agent, and all Rights issued under the Rights Plan are approved, ratified, and confirmed, subject to regulatory approval; and

2.

Any director or officer of the Company is authorized and directed, on behalf of the Company, to do all acts and to sign, whether under the corporate seal of the Company or otherwise, and deliver all documents that the Company considers necessary or desirable to give effect to this resolution.”

If the Company’s shareholders do not pass the resolution at the Meeting, the Rights Plan will terminate.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Shareholder Rights Plan Agreement.

General

To implement the Rights Plan, the Company has issued one Right for each common share outstanding as at 4:00 p.m. (Pacific Standard Time) on September 7, 2006 (the “Record Time”). The Company will also issue one Right for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase one common share of the Company at a price of five times the Market Price (as defined in the Rights Plan) per common share (the “Exercise Price”), subject to certain anti-dilution adjustments. The Rights cannot be exercised, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase that number of common shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount of cash equal to the Exercise Price.

Example of Flip-in Event

Market Price = $1.00
Exercise Price= $5.00
2 times Exercise Price = $10.00

If a qualified shareholder holds 100 shares, then on a Flip-in Event, he or she could purchase $1000 worth of new common shares for a total purchase price of $500 or $0.50 per share which is a 50% discount to the Market Price. His new position = 100 shares + 1,000 shares (for cost of $500) = 1,100 shares.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates to have the benefit of the Rights.

Until the Separation Time, the Rights will be evidenced by the certificates for the Company’s outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates, and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The “Separation Time” generally means the close of business on the tenth trading day after the earlier of:

(a)

the date a person first publicly announces the intention to commence a Take-over Bid (other than a permitted bid or a competing permitted bid) or the date a Take-over Bid (other than a permitted bid or a competing permitted bid) is commenced; and

(b)

the date of the first public announcement that a person has become an Acquiring Person (defined below) by acquiring 20% or more of the Company’s voting shares.

A Take-over Bid is an offer to acquire voting shares, or securities convertible into voting shares, that, when combined with the offeror’s current shareholdings, would result in the offeror holding 20% or more of the Company’s outstanding voting shares.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding voting shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

(a)

a person who acquires 20% or more of the outstanding voting shares due to

(i)

acquisitions or redemptions of voting shares by the Company,

(ii)

an amalgamation, merger or other statutory procedure requiring shareholder approval,

(iii)

pro rata distributions of voting shares by the Company, or

(iv)

acquisitions of voting shares upon exercise of Convertible Securities (as defined in the Rights Plan) acquired under certain exempt transactions;

(b)

underwriters who obtain voting shares in connection with a distribution of securities under an underwriting agreement with the Company; and

(c)

a person who is the Beneficial Owner of 20% or more of the outstanding voting shares of the Company determined as at the Record Time, provided that this exception ceases to apply if the person increases his or her beneficial ownership of voting shares by more than 1% after the Record Time.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of shares. In addition, a person is deemed to be the Beneficial Owner of shares if that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire the shares within 60 days. There are various exceptions to this definition set out in the Rights Plan.

Flip-in Event

Under the Rights Plan, a Flip-in Event will occur when a person becomes an Acquiring Person. On the occurrence of a Flip-in Event:

(a)

each Right (other than Rights that are void) will entitle the holder to purchase, for the Exercise Price, that number of common shares having a Market Price equal to twice the Exercise Price; and

(b)

any Rights beneficially owned by the Acquiring Person and its affiliates, associates, and transferees, or any person acting jointly or in concert with the Acquiring Person, will become void.

Accordingly, if the Company’s directors do not approve a Flip-in Event, an Acquiring Person will suffer significant dilution. The directors may redeem all of the outstanding Rights at a redemption price of $0.0001 per Right at any time before a Flip-in Event occurs or as long as shareholders have approved the redemption.

Permitted Bids

Permitted Bids are exempt from the operation of the Rights Plan. In summary, a “Permitted Bid” is a take-over bid made by way of a take -over bid circular and that also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 60 days and is subject to an irrevocable condition that more than 50% of the Company’s outstanding voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited under the bid and not withdrawn;

(c)

voting shares may be tendered at any time during the 60 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited and not withdrawn, the offeror will publicly announce this fact and leave the bid open for another 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Company will redeem the Rights at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the Company’s shareholders. Shareholders will not be required to approve a Permitted Bid at a meeting. Instead, the Company’s shareholders will initially have 60 days to deposit their shares. If more than 50% of the Company’s outstanding common shares (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and are not withdrawn by the end of the 60 day period, the Permitted Bid must be extended for another 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver

The directors may waive the application of the Rights Plan to any Flip-in Event if they determine that a person became an Acquiring Person by inadvertence, as long as this person has, within 10 days after the directors’ determination, reduced its beneficial ownership of shares so that it is no longer an Acquiring Person. The directors may also waive the application of the Rights Plan to any particular Flip -in Event before it has occurred; however, if that happens, the directors will be deemed to have waived the application of the Rights Plan to any other Flip-in Event that occurs after the initial waiver but before the expiry of the take-over bid that the initial waiver relates to.

Amendments

The directors may supplement or amend the Shareholder Rights Plan Agreement to correct clerical or typographical errors or to maintain its validity as a result of a change in law. At any time before the Separation Time, the Company may amend, vary, or rescind any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the voting shares. At any time on or after the Separation Date, the Comp any may supplement or amend any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the Rights.

Shareholder Approval

For the Rights Plan to be confirmed, common shareholders who vote must pass the resolution by a majority of votes cast in its favour by Independent Shareholders. Independent Shareholders are shareholders other than Acquiring Persons, Offerors, their Associates or Affiliates, a person acting jointly or in concert with an Acquiring Person or Offeror, and an employee benefit plan or similar plan for the benefit of employees.

B.

CONTINUATION FROM FEDERAL JURISDICTION TO BRITISH COLUMBIA

Introduction

At the Meeting, shareholders will be asked to approve by special resolution the continuation of the Company (the “Continuation”) from the federal jurisdiction under the Canada Business Corporations Act (the “CBCA”) to the jurisdiction of British Columbia under the new Business Corporations Act (British Columbia) (the “BCBCA”). On March 29, 2004, the BCBCA came into force in British Columbia. The BCBCA is more modern and streamlined company law than the CBCA and provides greater flexibility to companies by, for example, eliminating the directors’ Canadian residency requirements and by permitting directors to pass consent resolutions by e-mail. The BCBCA also reduces the regulatory burden on companies by among, other things, implementing an electronic filing system. See below more details about the differences between the CBCA and the BCBCA.

The Continuation under the BCBCA does not create a new company and will not affect the continuity of the Company or its assets or business. The Continuation will not result in a change of business of the Company.

On the effective date of the Continuation, shareholders will hold the same common shares of the Company that they currently hold. The principal attributes of the common shares of the Company after the Continuation will be identical to the common shares of the Company before the Continuation other than differences in shareholders rights under the BCBCA and the CBCA, a summary of which is provided below.

The directors and officers of the Company, immediately following the Continuation, will be identical to the directors and officers of the Company immediately before the Continuation. As of the effective date of the Continuation, the election, duties, resignations and removal of the Company’s directors and officers will be governed by the BCBCA, the proposed Notice of Articles and the proposed new Articles of the Company.

Management is of the view that the BCBCA is consistent with corporate legislation in most other Canadian jurisdictions and will provide shareholders with substantially the same rights that are available to shareholders under the CBCA, including rights of dissent, and rights to bring derivative actions and oppression actions.

The Board of Directors of the Company recommends that shareholders approve the Continuation, the Notice of Articles, and the new Articles, subject to the Company obtaining certain regulatory approvals. Management has determined that it is both practical and cost-effective to continue the Company into British Columbia, where the Company’s head office is located.

Differences in Rights under the CBCA and the BCBCA

In general terms, the BCBCA provides to shareholders substantively the same rights that are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. The following is a summary comparison of certain provisions and the highlights of the CBCA and the BCBCA, which pertain to rights of shareholders of the Company. This summary is not intended to be exhaustive and shareholders should consult their legal advisers regarding the implications of the Continuation. A copy of the BCBCA and a copy of the Company’s proposed Notice of Articles and Articles are available for review at the registered and records office of the Company.

Charter Documents

Under the BCBCA, the charter documents will consist of a Notice of Articles, which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and indicates if there are any rights and restrictions attached to the issued shares, and Articles, which will govern the management of the Company following the Continuance. The Notice of Articles is filed with the British Columbia Registrar of Companies, and the Articles will be filed only with the Company’s registered and records office. Similarly, under the CBCA, the Company has Articles of Incorporation, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and Bylaws, which govern the management of the Company. The Articles of Incorporation are filed with Corporations Directorate, Industry Canada, and the Bylaws are filed only with the Company’s registered and records office. The Continuance to British Columbia and the adoption of the Notice of Articles and Articles will not result in any substantive changes to the constitution, powers or management of the Company, except as otherwise described herein.

Amendments to Charter Documents

Any substantive change to the corporate charter of a corporation under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by the corporation, a change in the name of the corporation, an increase or reduction of the authorized capital of the corporation, or an alteration of the special rights and restrictions attached to issued shares requires a resolution passed by the majority of votes specified by the Articles of the corporation or, if the Articles do not contain such a provision, a special resolution passed by two-thirds of the votes cast on the resolution. The Articles proposed to be adopted by the Company provide that the foregoing changes may be approved by the shareholders by ordinary resolution. Other fundamental changes such as a proposed amalgamation or continuation of a corporation out of the jurisdiction require a special resolution passed by two-thirds of the votes cast on the resolution by holders of shares of each class entitled to vote at a general meeting of the corporation.

Under the CBCA such changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares, in a manner different from other shares of the same class, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class, or series, as the case may be, whether or not they are otherwise entitled to vote.

Sale of Undertaking

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the corporation specify is required (being at least two-thirds and not more than three-quarters of the votes cast on the resolution) or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Under the Articles proposed to be adopted by the Company, the special resolution will need to be passed by at least two-thirds of the votes cast on the resolution.

The CBCA requires approval of the holders the shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of the corporation, other than in the ordinary course of business of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series. While the shareholder approval thresholds will be the same under the BCBCA and the CBCA, there are differences in the nature of the sale which requires such approval, i.e., a sale of all or substantially all of the “undertaking” under the BCBCA and of all or substantially all of the “property” under the CBCA.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(a)

a resolution to alter the Articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)

a resolution to adopt an amalgamation agreement;

(c)

a resolution to approve an amalgamation into a foreign jurisdiction;

(d)

a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)

a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation;

(f)

a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia;

(g)

any other resolution, if dissent is authorized by the resolution; or

(h)

any court order that permits dissent.

The CBCA contains a similar dissent remedy, subject to certain qualifications. Regarding (b) and (c) above, under the CBCA, there is no right of dissent in respect of an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation. The CBCA also contains a dissent remedy where a corporation resolves to amend its Articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of a class.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation has the right to apply to the court on the grounds that:

(a)

the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

(b)

some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make any interim or final order it considers appropriate including an order to prohibit any act proposed by the corporation.

The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the CBCA, and this right also extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person, who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced, with leave of the court, in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting within four months.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meetings

The BCBCA provides that meetings of shareholders may be held at the place outside of British Columbia provided by the Articles, or approved in writing by the British Columbia Registrar of Companies before any such meeting is held, or approved by an ordinary resolution (provided such a location outside of British Columbia is not restricted as a location for meetings under the Articles).

The CBCA provides that meetings of shareholders may be held at the place outside of Canada provided by the Articles, or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Directors

Both the BCBCA and CBCA provide that a public corporation must have a minimum of three directors.

While the BCBCA does not have any Canadian or provincial residency requirements for directors, the CBCA requires that at least 25% of directors of a corporation must be resident Canadians.

Status as a British Columbia Corporation

Currently, the Company’s authorized capital consists of an unlimited number of common shares. If the Company’s shareholders approve the Continuance, the Company will continue to have authorized capital of an unlimited number of common shares.

As a CBCA corporation, the Company’s charter documents consist of Articles of Incorporation and Bylaws and any amendments thereto to date. On completion of the Continuance, the Company will cease to be governed by the CBCA and will thereafter be deemed to have been formed under the BCBCA. As part of the Continuance Resolution, the Company’s shareholders will be asked to approve the adoption of Notice of Articles and Articles which comply with the requirements of the BCBCA, copies of which are available for review by the Company’s shareholders at the Company’s registered and records office. There are some differences in shareholder rights under the BCBCA and CBCA and under the charter documents proposed to be adopted by the Company upon the Continuance.

Procedure

Under the CBCA, in order to complete the Continuation of the Company from the federal jurisdiction to British Columbia, the Company must obtain the approval of its shareholders by special resolution passed by not less than two-thirds of the votes cast in person or by proxy at the Meeting. The Company must also make a written application to the Director for consent to continue to British Columbia. Before the Meeting, the Company intends to obtain the consent of the Director to the Continuation and, if the Continuation resolution is passed, to file the consent along with the documents required under the BCBCA with the Registrar of Companies in order to obtain a Certificate of Continuation. Under the CBCA, the Company is deemed to cease being a company within the meaning of the CBCA as of the date on which it is deemed to be continued under the Certificate of Continuation issued by the Registrar of Companies under the BCBCA. Despite the Continuation of the Company from the federal jurisdiction to British Columbia, the CBCA and the BCBCA provide that all the rights of creditors of the Company against the Company’s property, rights and assets and all liens on the Company’s property, rights and assets are unimpaired by the Continuation. All debts, contracts, liabilities and duties of the Company as well as any existing cause of action, claim or legal proceeding against the Company that existed before the Continuation continue to be enforceable against the Company.

Accordingly, the shareholders will be asked to pass the special resolution at the Meeting to approve the Continuation, the Notice of Articles and the new Articles in substantially the form as set forth below (the “Continuation Resolution”):

Continuation Resolution

“RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

the Company be continued out of the federal jurisdiction of Canada and into British Columbia under the British Columbia Business Corporations Act (the “BCBCA”) and the directors of the Company are authorized, directed and empowered to apply to the Director under the Canada Business Corporations Act (the “CBCA”) for authorization to permit the continuance in accordance with the CBCA;

(b)

the directors of the Company are authorized, directed and empowered to apply to the British Columbia Registrar of Companies under the BCBCA for a Certificate of Continuation continuing the Company as if it had been incorporated under the BCBCA (the “Continuation”);

(c)

effective on the date of the Continuation, the Company adopt

i.

the Notice of Articles, substantially in the form attached as Schedule “A” to the Information Circular in respect of this meeting, as approved by the directors of the Company and which, among other things, provide for the authorized capital to be an unlimited number of common shares, and

ii.

the Articles, substantially in the form attached as Schedule “B” to the Information
Circular in respect of this meeting, as approved by the directors of the Company,

in substitution for the existing Articles and By-laws of the Company, and the Notice of Articles and Articles are approved;

(d)

despite that this special resolution has been passed by the shareholders of the Company, the directors of the Company are authorized, at their discretion, to determine, at any time, to proceed or not to proceed with the Continuation and to abandon this resolution at any time before the Continuation is implemented, without further approval of the shareholders of the Company, and in that case, this resolution approving the Continuation will be deemed to have been rescinded;

(e)

any one director or any one officer of the Company is authorized and empowered, acting for, in the name of and on behalf of the Company, to sign or to cause to be signed, and to deliver or to cause to be delivered, all other documents, and to do or to cause to be done all other acts and things that in the opinion of the one director or one officer of the Company may be necessary or desirable to carry out the intent of this resolution.”

As discussed above, for the Continuation to be approved, the Continuation Resolution must be passed at the Meeting by not less than two-thirds of the votes cast by the holders of common shares present in person or by proxy at the Meeting. Holders of common shares have the right to dissent to the Continuation under section 190 of the CBCA. However, if the Company anticipates any substantial cost to it as a result of the exercise of dissent rights, it will not proceed with the Continuation.

Rights of Dissent

The following is a summary of the operation of the provisions of the CBCA relating to a registered shareholder’s dissent and appraisal rights in respect of the Continuation. This summary is not a comprehensive statement of the procedures to be followed by a shareholder who wishes to dissent and exercise appraisal rights and is qualified in its entirety by reference to the full text of section 190 of the CBCA, which is attached to this Management Proxy Circular as Schedule “C”. Any registered shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the CBCA may prejudice the registered shareholder’s right of dissent.

Under Section 190 of the CBCA, any holder of the common shares who dissents in respect of the Continuation Resolution to approve the Continuation is entitled, provided the Continuation is completed and the shareholder complies with the appropriate procedures, to be paid the fair value of the common shares held by the holder determined as of the close of business on the day before the Continuation Resolution was adopted. A shareholder may only dissent with respect to all the shares held by any one beneficial owner and registered in the name of the dissenting shareholder.

Under the CBCA, a shareholder who wishes to dissent in respect of the Continuation Resolution must give a written objection to the resolution (the “Notice of Dissent”) to the Company at or before the meeting at which the Continuation Resolution is to be passed, unless the Company did not give notice to the shareholder of the purpose of the meeting and of the shareholder’s right to dissent. A vote against the Continuation Resolution or the execution or exercise of a proxy does not constitute Notice of Dissent.

If the Continuation Resolution is adopted, the Company must give each dissenting shareholder (the “Dissenting Shareholder”) notice that the resolution has been adopted within ten days of the Continuation Resolution being passed. Within 20 days of receiving the notice, or, if the shareholder does not receive the notice, within 20 days of learning that the Continuation Resolution has been adopted, each Dissenting Shareholder must send to the Company a written notice containing his or her name and address, the number of common shares in respect of which the shareholder dissents, and a demand for payment of the fair value of the common shares (the “Demand for Payment”). Within 30 days of sending the Demand for Payment, the shareholder must send the share certificates representing the common shares in respect of which he or she dissents to the Company or to its transfer agent. The

Company or its transfer agent will endorse the share certificate with a notice that the holder is a dissenting shareholder, and will return the share certificate to the Dissenting Shareholder. A Dissenting Shareholder who fails to forward his or her share certificates to the Company or its transfer agent within the time frames set out in the CBCA has no right to make a claim under section 190 of the CBCA.

If the Company is not able, or would not be able after paying the fair value for the shares, to pay its liabilities as they become due, or the realizable value of its assets would be less than the total of its liabilities after the payment, the Company may not pay a Dissenting Shareholder for his or her common shares.

Within seven days after the later of the day the Continuation is effective or the Company receives the Demand for Payment, the Company must send a written offer to pay the fair value of the Dissenting Shareholder’s common shares, and a statement showing how the fair value was determined, or notice that the Company cannot lawfully pay the Dissenting Shareholder for his or her common shares. The offer will lapse if the Dissenting Shareholder does not accept it within 30 days of the Company making the offer. Every Dissenting Shareholder will be paid the same price.

Upon a Dissenting Shareholder making a Demand for Payment, the Dissenting Shareholder ceases to have any rights as a shareholder other than to be paid the fair value of his or her shares, unless the Dissenting Shareholder withdraws the notice either before the Company makes, or if the Company fails to make, the offer to acquire the Dissenting Shareholder’s shares, or if the Board of Directors terminates the application for the Continuation.

The Company must pay for the Dissenting Shareholder’s shares within 10 days after the Dissenting Shareholder has accepted its offer. If the Company fails to make the offer, or the Dissenting Shareholder does not accept the offer, the Company may apply to either the British Columbia Supreme Court, or the court having jurisdiction in the province where the Dissenting Shareholder resides if the Company carries on business in that province, (the “Court”) within 50 days of the Continuation being effective to fix a fair value for the shares. If the Company does not apply to the Court within 50 days, the Dissenting Shareholder may apply to have the Court fix a fair value for the shares within a further 20 days.

If the Court sets the fair value for the shares, but the Company cannot lawfully pay the fair value for the shares, the Company must send a notice of this fact to the Dissenting Shareholder within 10 days after the Court order of fair value. Within 30 days of receiving that notice, the Dissenting Shareholder may withdraw his or her notice of dissent, or retain a status as a claimant against the Company, ranking subordinate to the rights of creditors but in priority to its shareholders.

Address for Notice

All notices to the Company under section 190 of the CBCA should be addressed to its head office at Suite 200-905 West Pender Street, Vancouver, British Columbia V6C 1L6.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his or her common shares. Section 190 of the CBCA requires strict adherence to the procedures for dissenting and failure to do so may result in the loss of all of the dissenter’s rights.

The Continuation will affect certain of the rights of shareholders as they currently exist under the CBCA. Shareholders should consult their legal advisors regarding implications of the Continuation, which may be of particular importance to them.

Recommendation of the Directors

The Board of Directors of the Company unanimously recommends that the shareholders vote in favour of the Continuation Resolution.

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR at www.sedar.com. Shareholders may request copies of our financial statements and Management’s Discussion and Analysis by writing to the Corporate Secretary, Maria Eugenia (Lola) Montagne.

Financial information is provided in the Company’s audited comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year ended December 31, 2005 and the unaudited interim financial statements for the periods ended March 31, June 30 and September 30, 2006 and related MD&A, all of which are available on SEDAR at ww.sedar.com

BY THE ORDER OF THE BOARD OF DIRECTORS OF
CANDENTE RESOURCE CORP.
“Joanne C. Freeze”

Schedule “A”

NOTICE OF ARTICLES

A.

NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

CANDENTE RESOURCE CORP.

B.

TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

C.

DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	DELIVERY ADDRESS INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ ZIP CODE	MAILING ADDRESS INCLUDING PROVINCE/STATE, COUNTRY AND POSTAL/ ZIP CODE
Freeze	Joanne	C.	3537 West 30th Avenue, Vancouver, BC, Canada V6S 1W6	3537 West 30th Avenue, Vancouver, BC, Canada V6S 1W6
de Visser	Peter		4047 West 15th Avenue, Vancouver, BC, Canada V6R 3A2	4047 West 15th Avenue, Vancouver, BC, Canada V6R 3A2
Kornze	Larry		290 S. Cooksom Place, Eagle, ID, USA 83616	290 S. Cooksom Place, Eagle, ID, USA 83616
Huanqui	Fredy		Av. Jose Casimiro UlloaNo. 226, San Antonio Miraflores, Lima, Peru,18	Av. Jose Casimiro UlloaNo. 226, San Antonio Miraflores, Lima, Peru, 18
Casselman Michael			1325 Chestnut Street, Vancouver, BC, Canada V6J 3K1	1325 Chestnut Street, Vancouver, BC, Canada V6J 3K1
Currie	James	A.	2077 Essex Drive, Abbotsford, BC, Canada V2S 7R8	2077 Essex Drive, Abbotsford, BC, Canada V2S 7R8
Megaw	Peter		5800 N. Camino Escalante, Tucson, AZ, USA 85718	5800 N. Camino Escalante, Tucson, AZ, USA 85718
Smith	Andrew	Lee	1582 Chartwell Drive, West Vancouver, BC, Canada V7S 2S1	1582 Chartwell Drive, West Vancouver, BC, Canada V7S 2S1

D.

REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE)

1000 – 595 Burrard Street, Vancouver, BC, V7X 1S8

MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE)

PO Box 49290, 1000 – 595 Burrard Street, Vancouver, BC, V7X 1S8

E.

RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE)

1000 – 595 Burrard Street, Vancouver, BC, V7X 1S8

MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE

(INCLUDING BC and POSTAL CODE)

PO Box 49290, 1000 – 595 Burrard Street, Vancouver, BC, V7X 1S8

F.

AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached a the shares of this class series of shares?
Identifying name of class or series of shares	THERE IS NO MAXIMUM (-)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (-)	WITH A PAR VALUE OF ($)	Type of currency	YES (-)	NO (-)
Common			X		Cdn		X

Schedule “B”

CANDENTE RESOURCE CORP.

(the “Company”) The Company has as its articles the following articles.

Full name and signature of director	Date of signing

Incorporation Number:

CANDENTE RESOURCE CORP.

(the “Company”)
ARTICLES

1.

Interpretation

2

2.

Shares and Share Certificates

2

3.

Issue of Shares

3

4.

Share Registers

4

5.

Share Transfers

4

6.

Transmission of Shares

5

7.

Purchase of Shares

6

8.

Borrowing Powers

6

9.

Alterations

7

10.

Meetings of Shareholders

8

11.

Proceedings at Meetings of Shareholders

9

12.

Votes of Shareholders

12

13.

Directors

15

14.

Election and Removal of Directors

16

15.

Alternate Directors

18

16.

Powers and Duties of Directors

19

17.

Disclosure of Interest of Directors

20

18.

Proceedings of Directors

21

19.

Executive and Other Committees

23

20.

Officers

24

21.

Indemnification

25

22.

Dividends

26

23.

Documents, Records and Reports

27

24.

Notices

27

25.

Seal

28

26.

1.

INTERPRETATION

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)         “legal personal representative” means the personal or other legal representative of the shareholder;

(4)

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register; and

(5)

“seal” means the seal of the Company, if any.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

SHARES AND SHARE CERTIFICATES

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and is sue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

ISSUE OF SHARES

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may, at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Comp any from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the directors in their discretion have determined that the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.

SHARE REGISTERS

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

SHARE TRANSFERS

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent that maintains the Company’s central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.

TRANSMISSION OF SHARES

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.

PURCHASE OF SHARES

7.1

Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8.

BORROWING POWERS

8.1

Power to Borrow and Issue Debt Obligations

 The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)         issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2

Features of Debt Obligations

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.

ALTERATIONS

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)

by directors’ resolution or by ordinary resolution, in each case determined by the directors:

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)          increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

A.

decrease the par value of those shares; or

B.

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(f)

alter the identifying name of any of its shares; or

(2)

by ordinary resolution otherwise alter its shares or authorized share structure.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by directors’ resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued

(2)

by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above, if any of the shares of the class or series of shares have been issued.

9.3

Change of Name

The Company may by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)

by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors’ powers, control or authority; and

(2)

if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.

MEETINGS OF SHAREHOLDERS

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Place of Meetings of Shareholders

General meetings of shareholders may be held at a location outside of British Columbia to be determined and approved by a directors’ resolution.

10.5

Meetings by Telephone or Other Electronic Means

A meeting of the Company’s shareholders may be held entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors’ resolution prior to the meeting and subject to the Business Corporations Act. Any person participating in a meeting by such means is deemed to be present at the meeting.

10.6

Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.7

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.9

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.10      Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)          if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document:

(a)

will be available for inspection by shareholders at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b)

may be available by request from the Company or may be accessible electronically or on a website, as determined by the directors.

11.

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8

Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10      Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11     Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12     Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13     Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14      Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15      Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16     Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17     Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18     Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19     Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20     Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21     Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22     Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

VOTES OF SHAREHOLDERS

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)          if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the numb er of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)          the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder;

and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

 12.9

Proxy Holder Need Not Be Shareholder

A person who is not a shareholder may be appointed as a proxy holder.

12.10      Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11      Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12      Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder – printed]

12.13     Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14      Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15      Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

DIRECTORS

13.1

First Directors; Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(2)

if the Company is not a public company, the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(1)(a) or 13.1(2)(a):

(1)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

ELECTION AND REMOVAL OF DIRECTORS

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re -appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual

14.3        Failure to Elect or Appoint Directors

If:

(1)

general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are as ked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)          the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10      Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11      Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

ALTERNATE DIRECTORS

15.1

Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a me mber of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)         has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re -elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

POWERS AND DUTIES OF DIRECTORS

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

DISCLOSURE OF INTEREST OF DIRECTORS

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

PROCEEDINGS OF DIRECTORS

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10     Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11     Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12     Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

EXECUTIVE AND OTHER COMMITTEES

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

OFFICERS

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

INDEMNIFICATION

21.1

Definitions

In this Article 21:

(1)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)         “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

“expenses” has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.

DIVIDENDS

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10     Dividend Bears No Interest

No dividend bears interest against the Company.

22.11     Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12     Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13     Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

DOCUMENTS, RECORDS AND REPORTS

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

NOTICES

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder’s registered address;

(b)         for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.

SEAL

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Schedule “C”

Section 190 of the Canada Business Corporations Act

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)

amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)

amalgamate otherwise than under section 184;

(d)

be continued under section 188;

(e)

sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)

carry out a going-private transaction or a squeeze-out transaction.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)

In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)

A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)

the shareholder’s name and address;

(b)

the number and class of shares in respect of which the shareholder dissents; and

(c)

a demand for payment of the fair value of such shares.

(8)

A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)

A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)

the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)

the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)

a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)

if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) On an application to a court under subsection (15) or (16),

(a)

all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)

the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)

withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)

the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Proxy

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Joanne Freeze, President, Chief Executive Officer, and a Director of the Company, or failing this person, **Peter de Visser**, Chief Financial Officer and a Director of the Company, or in place of the foregoing, ***(print the name)*** ______________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the Registered Shareholder were present at the Meeting and any adjournment thereof.

The Registered Shareholder directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified in this proxy.

The undersigned Registered Shareholder revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER PRINT HERE: ______________________________

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To consider and, if thought fit, to pass an ordinary resolution approving the Shareholder Rights Plan, as more particularly set out in the information circular dated February 6, 2007.			N/A
2. To consider and, if thought fit, to pass a special resolution approving the continuance of the Company into British Columbia , as more particularly set out in the information circular dated February 6, 2007.			N/A
3. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the Registered Shareholder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.
4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a REGISTERED SHAREHOLDER ID and REGISTERED SHAREHOLDER CODE appear on the face of this proxy in the address box, Registered Holders may complete internet voting at **http://webvote.pctc.com**. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a REGISTERED SHAREHOLDER ID and REGISTERED SHAREHOLDER CODE appear on the face of this proxy in the address box, Registered Shareholders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.